UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                       Fourth-Quarter and Full Year 2010 Results
                             FOR IMMEDIATE RELEASE

Highlights

➢	Growth in consolidated net sales and net income of 10.5% and 29.4% for the year, respectively; and of 8.8% and 181.8% for the quarter, respectively

➢	Television Broadcasting net sales and operating segment income in line with guidance; solid weekday prime time audience share of 70.5% during 2010

➢	Pay Television Networks net sales increased 15%, adding close to 3 million subscribers during 2010

➢	Record-high net additions of more than 1 million subscribers achieved by Sky during 2010, reaching over 3 million subscribers

➢	Cable and Telecom net sales and operating segment income grew 27.8% and 31.5%, respectively; Revenue Generating Units reached 3.3 million

Consolidated Results

Mexico City, D.F., February 17, 2011—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth quarter and full year 2010. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the years ended December 31, 2010 and 2009, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2010 with 2009:

	2010	Margin %	2009	Margin %	Change %
Consolidated net sales	57,856.8	100.0	52,352.5	100.0	10.5
Operating segment income	23,062.9	39.0	20,744.7	38.8	11.2
Consolidated net income	8,515.9	14.7	6,582.7	12.6	29.4
Controlling interest net income	7,683.4	13.3	6,007.1	11.5	27.9

Consolidated net sales increased 10.5% to Ps.57,856.8 million in 2010 compared with Ps.52,352.5 million in 2009. This increase was attributable to revenue growth across all our business segments with the exception of Publishing, which underwent a restructuring process. Growth was especially strong in our Telecom businesses.

Controlling interest net income increased 27.9% to Ps.7,683.4 million in 2010 compared with Ps.6,007.1 million in 2009. The net increase of Ps.1,676.3 million primarily reflected a i) Ps.425.7 million increase in operating income; a ii) Ps.1,197.7 million decrease in other expense, net; and iii) a Ps.503.4 million decrease in equity in losses of affiliates, net. These favorable variances were offset by a i) Ps.55.3 million increase in integral cost of financing; ii) a Ps.138.3 million increase in income taxes; and iii) a Ps.256.9 million increase in non-controlling interest net income.

Full-Year Results by Business Segment

The following table presents full-year results ended December 31, 2010 and 2009, for each of our business segments. Results for the full-year 2010 and 2009 are presented in millions of Mexican pesos.

Net Sales	2010	%	2009	%	Inc. %
Television Broadcasting	22,750.1	38.5	21,561.6	40.3	5.5
Pay Television Networks	3,146.2	5.3	2,736.6	5.1	15.0
Programming Exports	3,074.8	5.2	2,845.9	5.3	8.0
Publishing	3,229.6	5.5	3,356.1	6.3	(3.8)
Sky	11,248.2	19.0	10,005.2	18.7	12.4
Cable and Telecom	11,814.2	20.0	9,241.8	17.3	27.8
Other Businesses	3,812.3	6.5	3,771.4	7.0	1.1
Segment Net Sales	59,075.4	100.0	53,518.6	100.0	10.4
Intersegment Operations1	(1,218.6)		(1,166.1)		(4.5)
Consolidated Net Sales	57,856.8		52,352.5		10.5

Operating Segment Income (Loss)2	2010	Margin %	2009	Margin %	Inc. %
Television Broadcasting	10,714.3	47.1	10,323.9	47.9	3.8
Pay Television Networks	1,622.0	51.6	1,660.4	60.7	(2.3)
Programming Exports	1,503.6	48.9	1,437.2	50.5	4.6
Publishing	425.3	13.2	190.7	5.7	123.0
Sky	5,074.5	45.1	4,478.8	44.8	13.3
Cable and Telecom	3,907.2	33.1	2,971.9	32.2	31.5
Other Businesses	(184.0)	(4.8)	(318.2)	(8.4)	42.2
Operating Segment Income	23,062.9	39.0	20,744.7	38.8	11.2
Corporate Expenses	(901.0)	(1.5)	(658.2)	(1.2)	(36.9)
Depreciation and Amortization	(6,579.3)	11.4	(4,929.6)	(9.4)	(33.5)
Consolidated Operating Income	15,582.6	26.9	15,156.9	29.0	2.8

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Fourth-quarter sales increased 2.1% compared with the same period of 2009. Four of the top-five rated shows transmitted in Mexico through broadcast television during the quarter were transmitted and produced by Televisa.

Full-year sales increased 5.5% to Ps.22,750.1 million compared with Ps.21,561.6 million in 2009, which is in line with our guidance for the year. Televisa’s content continued to outperform with the final episode of the novela “Soy tu Dueña” being the highest rated program transmitted in Mexico through broadcast television during the year. Additionally, nine of the top-ten rated shows on over-the-air television in Mexico were transmitted by Televisa. Upfront deposits represented 78.3% of revenues during the year and the remaining were sales in the spot market. This figure compares with 78.9% in 2009.

Fourth-quarter operating segment income increased 2.8% compared with the same period of 2009, and the margin was 49.9%.

Full-year operating segment income increased 3.8% to Ps.10,714.3 million compared with Ps.10,323.9 million in 2009; the margin was 47.1%. The decrease in margin of 80 basis points was in line with guidance and is primarily explained by the transmission during the year of programs produced around the Soccer World Cup and the soccer matches, which are less profitable than Televisa’s regular programming.

Pay Television Networks
Fourth-quarter sales increased 15.7% compared with the same period of 2009, mainly driven by the success of our pay-TV channels and the growth in pay-TV penetration in Mexico.

Full-year sales increased 15% to Ps.3,146.2 million compared with Ps.2,736.6 million in 2009. The annual increase was achieved in spite of a negative translation effect of foreign-currency-denominated sales; and was driven by higher revenues from channels sold in Mexico as well as higher advertising sales, which represented 22.7% of segment revenue in 2010. As of December 31, 2010, and through our cable and DTH affiliates worldwide, our Pay Television Networks business reached 26 million subscribers. Subscribers abroad carry an average of 3 Televisa pay-TV channels each, meanwhile subscribers in Mexico carry an average of 11.4 Televisa pay-TV channels each. Some of the most successful channels during the year included “Clásico TV” and the 2-hour delayed version of Channel 2. Additionally, during the year, Televisa successfully added to its portfolio of high-definition channels “Golden” and “American Network”, and launched the “TL Novela” channel in Brazil.

Fourth-quarter operating segment income increased 27.6% compared with the same period of 2009, and the margin increased to 59.9%, mainly due to the absence of amortization costs related to the transmission of the 2010 Soccer World Cup.

Full-year operating segment income decreased marginally 2.3% to Ps.1,622 million compared with Ps.1,660.4 million in 2009, and the margin was 51.6%. This decrease reflects an increase in cost of sales and operating expenses, driven mainly by investments made in the production and launch of two new channels. In August 2009 we launched our sports pay-TV channel, Televisa Deportes Network (“TDN”), which carried on an exclusive basis ten of the 64 games of the 2010 Soccer World Cup. Additionally, in February 2010 we launched Foro TV, our 24-hours news pay-TV channel, which as of September 2010 is broadcast on our free-to-air channel 4.

Programming Exports
Fourth-quarter sales increased 32% compared with the same period of 2009. The royalty from Univision increased 12.6% compared with the fourth quarter in 2009. The rest of the growth was driven by higher revenue abroad, specifically in Brazil.

Full-year sales increased 8% to Ps.3,074.8 million compared with Ps.2,845.9 million in 2009. The annual increase was attributable to i) an increase in royalties from Univision, from US$143 million in 2009 to US$156.1 million in 2010; and ii)  higher programming sales mainly in Europe as well as higher revenue from co-productions abroad. This increase was partially offset by a negative translation effect on foreign-currency-denominated sales amounting to Ps.160.2 million.

Fourth-quarter operating segment income increased 43.5% compared with the same period of 2009, and the margin reached a fourth-quarter record high of 53.8%.

Full-year operating segment income increased 4.6% to Ps.1,503.6 million compared with Ps.1,437.2 million in 2009, and the margin was 48.9%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing
Fourth-quarter sales reached the same level of sales as in 2009.

Full-year sales decreased 3.8% to Ps.3,229.6 million compared with Ps.3,356.1 million in 2009. Advertising sales abroad increased, but were impacted by a negative translation effect on foreign-currency-denominated sales which partly explains the decrease in revenue. As part of the restructuring of the business, which included taking some magazines off the market, magazine circulation in Mexico was lower and consequently so was advertising revenue.

Fourth-quarter operating segment income increased Ps.175.1 million compared with the same period of 2009, and the margin reached 18.7%.

Full-year operating segment income increased 123% to Ps.425.3 million compared with Ps.190.7 million in 2009, and the margin improved to 13.2%. This increase reflects i) lower paper and printing costs in connection with the restructuring process; and ii) lower operating expenses due to nonrecurrent charges such as a decrease in allowances and doubtful accounts.

Sky
Fourth-quarter sales increased 9% compared with the same period of 2009. During the quarter, Sky added a total of 291 thousand subscribers mainly in Mexico.

Full-year sales increased 12.4% to Ps.11,248.2 million compared with Ps.10,005.2 million in 2009. The annual increase was driven by solid growth in the subscriber base in Mexico explained mainly by the success of Sky´s new low-cost offerings. Additionally, Sky transmitted exclusively 24 matches of the 2010 Soccer World Cup and in some packages sold it as a pay-per-view event. As of December 31, 2010, the number of gross active subscribers increased to 3,044,028 (including 149,899 commercial subscribers), compared with 1,959,722 (including 144,326 commercial subscribers) as of December 31, 2009. Sky closed the quarter with more than 145 thousand subscribers in Central America and the Dominican Republic.

Fourth-quarter operating segment income increased 11.3% compared with the same period of 2009, and the margin increased to 44.3%, mainly due to the absence of costs amortized related with the exclusive transmission of certain matches of the 2010 Soccer World Cup.

Full-year operating segment income increased 13.3% to Ps.5,074.5 million compared with Ps.4,478.8 million in 2009, and the margin increased to 45.1%. This increase reflects higher sales as well as a reduction in the amount of costs amortized related to the exclusive transmission of certain 2010 World Cup matches. These variances were partially offset by higher operating expenses.

Cable and Telecom	Fourth-quarter sales increased 19.4% compared with the same period of 2009 driven by the growth in all our cable platforms.
Full-year sales increased 27.8% to Ps.11,814.2 million compared with Ps.9,241.8 million in 2009. This increase was attributable to i) the consolidation of Cablevision de Monterrey (“TVI”) starting October 1, 2009, which represented incremental sales of Ps.1,463.5 million; and ii) the addition of more than 356 thousand revenue generating units (RGUs) in Cablevisión and Cablemás during the year driven mainly by the success of our competitive triple-play bundles. During the year, Cablevisión, Cablemás, and Bestel net sales increased 15.7%, 11.3%, and 15.4%, respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of December 31, 2010.

2010	Cablevisión	Cablemás	TVI
Video	668,985	997,239	301,698
Broadband	299,157	360,049	147,268
Telephony	190,441	205,180	106,129
RGUs	1,158,583	1,562,468	555,095

Fourth-quarter operating segment income increased 39% compared with the same period of 2009, and the margin increased to 34.5%. Bestel contributed to the margin expansion by improving the mix of the services sold, decreasing the revenue share of less profitable services such as long distance calls. Excluding Bestel, the margin for the cable operations alone was, on the aggregate, 37.7%, compared with 33.7% during fourth-quarter 2009.

Full-year operating segment income increased 31.5% to Ps.3,907.2 million compared with Ps.2,971.9 million in 2009, and the margin increased to 33.1%. These results reflect continued growth in the cable platforms as well as a positive translation effect on foreign-currency-denominated costs. The margin expansion is mainly explained by the homologation of accounting criteria between TVI and our other cable platforms, resulting in a positive effect in TVI’s margins.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the year.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	3,910.2	4,065.2	1,854.5	2,280.3
Operating Segment Income(1)	1,505.1	1,523.2	764.4	318.0
Margin	38.5%	37.5%	41.2%	13.9%

(1)  These results do not include consolidation adjustments of Ps.296 million in revenues and Ps.203.5 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
Fourth-quarter sales increased 8.8% compared with the same period of 2009 driven principally by our soccer and gaming businesses. These positive variances were partially offset by lower revenues in our feature-film distribution business.

Full-year sales increased marginally 1.1% to Ps.3,812.3 million compared with Ps.3,771.4 million in 2009. Businesses that performed well include gaming, soccer, and radio. The results of our gaming business were driven by the continued success of the soccer-related lottery game launched in January and the radio business benefited from Soccer World Cup advertising revenues. These favorable variances were offset by the termination of a distribution agreement with Warner Brothers Pictures in December 2009.

Fourth-quarter operating segment loss decreased 50.9% compared with the same period of 2009.

Full-year operating segment loss decreased 42.2% to Ps.184 million compared with Ps.318.2 million in 2009, reflecting a reduction in losses in our soccer, gaming, and publishing distribution businesses, as well as an increase in the operating income of our radio business.

Corporate Expenses

Share-based compensation expense in 2010 and 2009 amounted to Ps.560.6 million and Ps.375.7 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, in the year ended December 31, 2010, included expenses related to financial advisory and professional services mainly associated with the Univision transaction, loss on disposition of property and equipment, non-recurring expenses in connection with the refinancing of debt in our Cable and Telecom segment, and an impairment adjustment to the carrying value of goodwill of a business within our Publishing segment. These expenses were partially offset by a net gain on disposition of investments.

Other expense, net, decreased by Ps.1,197.7 million, or 67.9%, to Ps.567.2 million for the year ended December 31, 2010, compared with Ps.1,764.9 million for the year ended December 31, 2009. This decrease reflected primarily a reduction in non-cash impairment adjustments to the carrying value of goodwill in our Cable and Telecom, Television Broadcasting and Publishing segments, as well as the gain on disposition of investments in shares, which effect was partially offset by nonrecurring expenses related to the refinancing of debt of Cablemás, and increases in other expenses related to financial advisory and professional services and the disposition of equipment.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the years ended December 31, 2010 and 2009.

	2010	2009	Increase (decrease)
Interest expense	3,615.3	3,136.4	478.9
Interest income	(1,047.5)	(1,053.4)	5.9
Foreign exchange loss, net	460.8	890.3	(429.5)
Integral cost of financing	3,028.6	2,973.3	55.3

The net expense attributable to integral cost of financing increased by Ps.55.3 million, or 1.9%, to Ps.3,028.6 million for the year ended December 31, 2010 from Ps.2,973.3 million for the year ended December 31, 2009. This variance primarily reflected i) a Ps.478.9 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in 2010; and ii) a Ps.5.9 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2010. These unfavorable variances were offset by a Ps.429.5 million decrease in foreign exchange loss resulting primarily from the favorable effect of a 5.5% appreciation of the Mexican peso against the US dollar in 2010 on our average net US dollar liability position in 2010, which changed from a net US dollar asset position in 2009.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.503.4 million, or 70.4%, to Ps.211.9 million in 2010 compared with Ps.715.3 million in 2009. This decrease reflected mainly a reduction in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain. This decrease was partially offset by the absence of equity in earnings of i) Volaris, as we disposed of this investment in the third quarter of 2010; and ii) TVI, as we began consolidating its assets, liabilities and result of operations in our consolidated financial statements effective in the fourth quarter of 2009. Equity in losses of affiliates, net, for the year ended December 31, 2010, is comprised for the most part by the equity in loss of La Sexta, which was partially offset by the equity in earnings of other associates.

Income Taxes

Income taxes increased by Ps.138.3 million, or 4.4%, to Ps.3,259 million in 2010 from Ps.3,120.7 million in 2009. This increase reflected primarily a higher income tax base, which was partially offset by a lower effective income tax rate.

Noncontrolling Interest Net Income

Noncontrolling interest net income increased by Ps.256.9 million, or 44.6%, to Ps.832.5 million in 2010, from Ps.575.6 million in 2009. This increase primarily reflected a higher portion of consolidated net income attributable to interests held by noncontrolling stockholders in our Cable and Telecom and Sky segments.

Other Relevant Information

Capital Expenditures and Investments

During 2010, we invested approximately US$1,011 million in property, plant and equipment as capital expenditures, including approximately US$438.5 million for our Cable and Telecom segment, US$436.6 million for our Sky segment, US$12.5 million for our Gaming business, and US$123.4 million for our Television Broadcasting segment and other businesses. In addition, we made loans in the first half of 2010 in connection with our 40.5% interest in La Sexta in the amount of €21.5 million (Ps.354.3 million).

Our investment in property, plant and equipment in our Cable and Telecom segment during 2010 included approximately US$235.1 million for Cablevisión, US$104.7 million for Cablemás, US$55.2 million for TVI, and US$43.5 million for Bestel.

Included in our full-year reported capital expenditures are certain non-recurrent items such as US$143.5 million related to building and launching during first-quarter 2010 a new 24-transponder satellite (“IS-16”). Additionally, Cablevision’s capital expenditures include investments related to an expansion project: Grand Slam.

On December 20, 2010, we invested US$1,255 million in cash in Broadcasting Media Partners, Inc. ("BMP"), the controlling company of Univision, in exchange for a 5% equity stake of the outstanding common stock of BMP and US$1,125 million principal amount debentures due 2025 bearing interest at an annual rate of 1.5%, that are initially convertible into a 30% equity stake in the common stock of BMP, subject to applicable laws and regulations of the United States, as well as certain other conditions agreed among the parties. We also have the option to acquire an additional 5% equity stake in BMP at fair market value, subject to certain limitations on the exercise of the option. In connection with the investment, we sold our 50% interest in TuTv to Univision for the amount of US$55 million.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of December 31, 2010 and 2009. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2010	Dec 31, 2009	Increase (decrease)
Current portion of long-term debt	1,469.1	1,433.0	346.1
Long-term debt (excluding current portion)	46,495.7	41,983.2	4,512.5
Total debt	47,964.8	43,416.2	4,548.6
Current portion of long-term capital lease obligations	280.1	235.3	44.8
Long-term capital lease obligations (excluding current portion)	349.7	1,166.5	(816.8)
Total capital lease obligations	629.8	1,401.8	(772.0)

As of December 31, 2010 and 2009, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.12,717.3 million and Ps.576.3 million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2010 and 2009, was Ps.3,858.1 million and Ps.3,996.1 million, respectively.

In October 2010, we issued 7.38% Notes (“Certificados Bursátiles”) due 2020 through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000 million, with interest payable semi-annually.

In November 2010, Cablemás, our majority-owned subsidiary, prepaid all of its outstanding Guaranteed Senior Notes as well as an outstanding bank loan facility for an aggregate amount of US$233 million, including accrued interest and a premium. This refinancing of the debt of Cablemás was carried out through a Ps.2,500 million loan facility provided to Cablemás by a subsidiary of us, with an interest rate of 9.30% and is due in November 2020.

Shares Repurchased and Outstanding

During 2010, we repurchased approximately 25.5 million CPOs in the aggregate amount of Ps.1,274 million.

As of December 31, 2010 and 2009, our shares outstanding amounted to 325,023 million and 327,230.6 million shares, respectively; and our CPO equivalents outstanding amounted to 2,778 million and 2,796.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2010 and 2009, the GDS (Global Depositary Shares) equivalents outstanding amounted to 555.6 million and 559.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in 2010, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 70.5%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 69.6%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Millions of Mexican Pesos)

	December 31,		December 31,
	2010		2009
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	20,942.5	Ps.	29,941.5
Temporary investments		10,446.9		8,902.3
		31,389.4		38,843.8

Trade notes and accounts receivable, net		17,701.1		18,399.2
Other accounts and notes receivable, net		4,180.2		3,530.5
Due from affiliated companies		196.3		135.7
Transmission rights and programming		4,004.4		4,373.0
Inventories		1,254.5		1,665.1
Other current assets		1,117.8		1,435.1
Total current assets		59,843.7		68,382.4

Derivative financial instruments		189.4		1,538.7
Transmission rights and programming		5,627.6		5,915.5
Investments		21,477.8		6,361.0
Property, plant, and equipment, net		38,651.9		33,071.5
Intangible assets and deferred charges, net		10,600.6		11,218.9
Other assets		79.6		80.4
Total assets	Ps.	136,470.6	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Millions of Mexican Pesos)

	December 31,		December 31,
	2010		2009
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,469.1	Ps.	1,433.0
Current portion of capital lease obligations		280.1		235.3
Trade accounts payable		7,472.3		6,432.9
Customer deposits and advances		18,587.9		19,858.3
Taxes payable		1,443.9		941.0
Accrued interest		750.7		464.6
Employee benefits		199.6		200.2
Due to affiliated companies		48.8		34.2
Other accrued liabilities		3,056.6		2,577.8
Total current liabilities		33,309.0		32,177.3
Long-term debt, net of current portion		46,495.7		41,983.2
Capital lease obligations, net of current portion		349.7		1,166.5
Derivative financial instruments		103.5		523.6
Customer deposits and advances		495.5		1,054.8
Other long-term liabilities		2,747.5		3,078.4
Deferred income taxes		681.8		1,765.4
Retirement and termination benefits		430.1		347.0
Total liabilities		84,612.8		82,096.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,019.9		10,019.9
Additional paid-in capital		4,547.9		4,547.9
		14,567.8		14,567.8
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		23,583.4		17,244.7
Controlling interest net income for the year		7,683.4		6,007.1
		33,402.2		25,387.2
Accumulated other comprehensive income, net		3,251.1		3,401.8
Shares repurchased		(6,156.6)		(5,187.0)
		30,496.7		23,602.0
Total controlling interest		45,064.5		38,169.8
Noncontrolling interest		6,793.3		6,302.4
Total stockholders’ equity		51,857.8		44,472.2
Total liabilities and stockholders’ equity	Ps.	136,470.6	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2010 AND 2009
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 30,
	2010		2009		2010		2009
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	16,491.1	Ps.	15,163.4	Ps.	57,856.8	Ps.	52,352.5

Cost of sales 1		7,304.1		6,842.0		26,294.8		23,768.4

Operating expenses:
Selling 1		1,296.1		1,548.4		4,797.7		4,672.1
Administrative 1		1,281.0		1,105.5		4,602.4		3,825.5
Depreciation and amortization		1,939.1		1,372.4		6,579.3		4,929.6
Operating income		4,670.8		4,295.1		15,582.6		15,156.9
Other expense, net		659.1		1,408.5		567.2		1,764.9
Integral cost of financing:
Interest expense		925.0		796.5		3,615.3		3,136.4
Interest income		(306.0)		(272.4)		(1,047.5)		(1,053.4)
Foreign exchange loss, net		85.2		392.8		460.8		890.3
		704.2		916.9		3,028.6		2,973.3
Equity in losses of affiliates, net		(23.7)		(124.6)		(211.9)		(715.3)
Income before income taxes		3,283.8		1,845.1		11,774.9		9,703.4
Income taxes		565.5		880.6		3,259.0		3,120.7
Consolidated net income		2,718.3		964.5		8,515.9		6,582.7
Noncontrolling interest net (income) loss		(93.8)		223.6		(832.5)		(575.6)
Controlling interest net income	Ps.	2,624.5	Ps.	1,188.1	Ps.	7,683.4	Ps.	6,007.1

1 Excluding depreciation and amortization.

Fourth-Quarter Results by Business Segment

The following table presents fourth-quarter results ended December 31, 2010 and 2009, for each of our business segments. Results for the fourth-quarter 2010 and 2009 are presented in millions of Mexican pesos.

Net Sales	4Q 2010%		4Q 2009%		Inc. %
Television Broadcasting	6,889.4	41.1	6,746.5	43.7	2.1
Pay Television Networks	858.0	5.1	741.8	4.8	15.7
Programming Exports	1,010.2	6.0	765.4	4.9	32.0
Publishing	944.4	5.6	945.3	6.1	(0.1)
Sky	2,874.7	17.1	2,637.5	17.1	9.0
Cable and Telecom	3,171.2	18.9	2,655.0	17.2	19.4
Other Businesses	1,043.8	6.2	959.4	6.2	8.8
Segment Net Sales	16,791.7	100.0	15,450.9	100.0	8.7
Intersegment Operations1	(300.6)		(287.5)		(4.6)
Consolidated Net Sales	16,491.1		15,163.4		8.8

Operating Segment Income (Loss)2	4Q 2010	Margin %	4Q 2009	Margin %	Inc. %
Television Broadcasting	3,438.2	49.9	3,345.0	49.6	2.8
Pay Television Networks	514.2	59.9	403.0	54.3	27.6
Programming Exports	543.9	53.8	379.1	49.5	43.5
Publishing	176.2	18.7	1.1	0.1	15,918.2
Sky	1,273.9	44.3	1,144.3	43.4	11.3
Cable and Telecom	1,094.0	34.5	787.0	29.6	39.0
Other Businesses	(107.1)	(10.3)	(218.2)	(22.7)	50.9
Operating Segment Income	6,933.3	41.3	5,841.3	37.8	18.7
Corporate Expenses	(323.4)	(1.9)	(173.8)	(1.1)	(86.1)
Depreciation and Amortization	(1,939.1)	(11.8)	(1,372.4)	(9.1)	(41.3)
Consolidated Operating Income	4,670.8	28.3	4,295.1	28.3	8.7

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 20101:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q10	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	2010
Channel 2
Rating	11	11.3	11.2	11.2	11	10.5	11.2	10.9	10.5	10.7	11.1	10.8	11.2	11.5	10.5	11.0	11.0
Share (%)	30.6	31.3	30.9	30.9	31.2	29.7	30.3	30.4	29.2	29.9	30.9	30.0	32.5	32.3	31.2	32.0	30.8
Total Televisa(2)
Rating	25	25.4	25.8	25.4	24.8	24.5	25.7	25.0	25.2	24.7	24.6	24.8	23.8	24.6	22.9	23.8	24.8
Share (%)	69.8	70.6	71	70.5	70.1	69.6	69.5	69.7	70	69.4	68.5	69.3	69.3	69.4	68.2	69.0	69.6

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	1Q10	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	2010
Channel 2
Rating	15.8	17	16.9	16.6	16	14.8	15.4	15.4	15.6	15.6	16.4	15.9	16.9	17.2	15.3	16.5	16.1
Share (%)	32.2	34.2	33.8	33.4	33.6	31.4	32.4	32.5	32.4	32.4	33.1	32.6	35.5	34.7	33.6	34.6	33.3
Total Televisa(2)
Rating	33.7	34.4	34.7	34.3	32.9	32	32.8	32.6	32.5	32	32.8	32.4	32.3	33.4	30.5	32.1	32.8
Share (%)	68.6	69.3	69.5	69.1	69.2	68	69.2	68.8	67.6	66.4	66.5	66.8	67.7	67.7	66.8	67.4	68.0

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	1Q10	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	2010
Channel 2
Rating	21.9	23	22.4	22.4	21.7	19.6	19.1	20.1	19.5	19.9	20.9	20.1	22.8	21.0	18.8	20.9	20.9
Share (%)	38	39	38.3	38.4	39.2	36.1	35.9	37.1	36.3	36.7	38.2	37.1	41.8	38.4	36.9	39.0	37.9
Total Televisa(2)
Rating	41	42.1	42.2	41.8	40.1	38	37.9	38.7	37.6	37.3	37.5	37.5	39.0	38.6	34.8	37.4	38.8
Share (%)	71.1	71.5	72	71.5	72.7	70.2	71.3	71.4	69.8	68.8	68.4	69.0	71.3	70.5	68.2	70.0	70.5

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 25, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President